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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51295

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/11**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CSS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 440
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Moran	**(312) 604-8510**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Michael B. Moran**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **CSS, LLC** as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

Michael B Moran
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

28th day of February, 2012

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Members' Equity
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

CSS, LLC

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES

PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011

AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

CSS, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011
AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
CSS, LLC

We have audited the accompanying statement of financial condition of CSS, LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CSS, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 28, 2012

CSS, LLC

Statement of Financial Condition

December 31, 2011

Assets

Cash	$ 282,397
Receivables from brokers and dealers	379,061,193
Securities owned, at fair value	1,701,438,675
Securities owned, not readily marketable, at fair value	4,969,375
Deposit with clearing organization	170,000
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $471,094)	402,702
Other assets	253,843
	$ 2,086,578,185

Liabilities and Members' Equity

Liabilities	
Securities sold, not yet purchased, at fair value	$ 1,799,366,726
Note payable to member	20,000,000
Accounts payable and accrued expenses	1,649,755
Payable to broker-dealer	664,522
	1,821,681,003
Members' equity	264,897,182
	$ 2,086,578,185

See accompanying notes.

1. Organization and Business

CSS, LLC (the "Company"), an Illinois limited liability company, was organized on July 8, 1998. The Company is a self clearing broker-dealer registered with the Securities and Exchange Commission and are members of the Chicago Board Options Exchange, the Depository Trust & Clearing Corporation and the Options Clearing Corporation. The Company engages primarily in the proprietary trading of equity and fixed income securities, equity and index options contracts and other derivative equity instruments.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation
Securities transactions and related commission revenue and expenses are recorded on a trade date basis and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures contracts.

Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 10).

Open trade equity in futures is recorded as a receivable from broker-dealers.

Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the consolidated statement of operations.

Income Taxes
No provision has been made for federal income taxes, as the taxable income of the Company is included in the respective income tax returns of the members.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation and amortization
Furniture, equipment and leasehold improvements are being depreciated over their useful lives using an accelerated method.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year. Net gains or losses resulting from foreign currency translations are included in net income in the accompanying consolidated statement of operations.

3. Employee Benefit Plan

The Company has established a 401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

4. Lease Commitment

The Company conducts it operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor.

The minimum annual rental commitments under non-cancelable operating leases are approximately as follows as of December 31, 2011:

Year Ending December 31,		Amount
2012		370,000
2013		380,000
2014		390,000
Total	$	1,140,000

5. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying consolidated statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the consolidated statement of operations.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

---

5. Derivative Financial Instruments and Off-Balance Sheet Risk, continued

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

6. Credit Concentrations

At December 31, 2011, significant credit concentrations consisted of approximately $69 million, $59 million, $56 million, and $91 million, representing the fair value of the Company's trading accounts carried by its clearing brokers, ABN AMRO Clearing Chicago, Goldman Sachs & Co., Credit Suisse AG and J.P. Morgan Clearing Corp., respectively. Management does not consider any credit risk associated with these net receivables to be significant.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2011, the Company had net capital and net capital requirements of $63,016,624 and $1,443,317, respectively.

8. Fair Value Disclosure

ASC 820, Fair Value Measurements and Disclosures requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

10. Fair Value Disclosure, continued

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs — Valuation based on quoted (unadjusted) prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs — Valuation based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs — Valuation based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Corporate equities	$ 709,304,578	$ 10,526,634	$ 343,974	$ 720,175,186
Equity and index optons	254,581,278	-	215,401	254,796,679
Corporate convertible debt	624,359,165	-	-	624,359,165
Corporate debt	90,100,839	12,566,181	4,410,000	107,077,020
	$ 1,678,345,860	$ 23,092,815	$ 4,969,375	$ 1,706,408,050
Liabilities				
Securities sold, not yet purchased				
Corporate equities	$ 1,204,697,522	$ 687,352	$ -	$ 1,205,384,874
Equity and index optons	572,485,403	-	-	572,485,403
Corporate convertible debt	8,735,138	-	-	8,735,138
Corporate debt	2,591,189	33,360	-	2,624,549
U.S. Government agnecy	10,136,762	-	-	10,136,762
	$ 1,798,646,014	$ 720,712	$ -	$ 1,799,366,726

11. Promissory Note

At December 31, 2011, the Company had a note payable with the following terms:

Lender	Effective Date	Amount	Maturity Date	Interest Rate
Member	10/07/08	$20,000,000	Due on demand	6%

12. Clearing Agreements

The Company has Joint Back Office ("JBO") clearing agreements with ABN AMRO Clearing Chicago LLC ("ABN") and J.P. Morgan Clearing Corp. ("JPMCC"). The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of these agreements, the Company has invested $10,000 in the preferred interest of ABN and $15,000 in the preferred shares of JPMCC. The Company's investments in ABN and JPMCC are reflected in other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreements require that the Company maintain a minimum net liquidating equity of $1 million with both ABN and JPMCC, exclusive of the preferred interest and preferred stock investments.

13. Related Party Transaction

At December 31, 2011, the Company had a demand note payable of $20,000,000 to a member of the Company.

14. Contingency

In the normal course of business, the Company is subject to legal actions that involve claims for monetary relief. The Company's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the financial position of the Company.

15. Subsequent Events

The Company's management has evaluated events and transactions through February 28, 2012 the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.



SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CSS, LLC** as of **December 31, 2011**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)				$ 264,897,182	[3480]
2.	Deduct: Ownership equity not allowable for net capital				-	[3490]
3.	Total ownership equity qualified for net capital				$ 264,897,182	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				$ -	[3520]
	B. Other (deductions) or allowable credits				1,455,000	[3525]
5.	Total capital and allowable subordinated liabilities				$ 266,352,182	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)		$ 10,028,843	[3540]		
	1. Additional charges for customers' and non-customers' security accounts		-	[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts		-	[3560]		
	B. Aged fail-to-deliver		-	[3570]		
	1. Number of items	- [3450]				
	C. Aged short security differences- less reserved of	- [3460]	-	[3580]		
	2. Number of items	- [3470]				
	D. Secured demand note deficiency		-	[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges		2,817,713	[3600]		
	F. Other deductions and/or charges		-	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)		-	[3615]		
	H. Total deduction and/or charges				$ (12,846,556)	[3620]
7.	Other additions and/or allowable credits (List)				-	[3630]
8.	Net Capital before haircuts on securities positions				$ 253,505,626	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments		$ -	[3660]		
	B. Subordinated securities borrowings		-	[3670]		
	C. Trading and Investment securities					
	1. Bankers' acceptances, certificates of deposit, and commercial paper		-	[3680]		
	2. U.S. and Canadian government obligations		-	[3690]		
	3. State and municipal government obligations		-	[3700]		
	4. Corporate obligations		77,455,776	[3710]		
	5. Stocks and warrants		70,281,450	[3720]		
	6. Options		38,950,388	[3730]		
	7. Arbitrage		-	[3732]		
	8. Other securities		-	[3734]		
	D. Undue concentration		-	[3650]		
	E. Other (Foreign currency)		3,801,388	[3736]	$ (190,489,002)	[3740]
10.	Net Capital				$ 63,016,624	[3750]

OMIT PENNIES

Non-Allowable Assets (line 6.A):

Securities owned, not readily marketable, at fair value	$ 4,969,375
Receivables from brokers and dealers	4,402,923
Fixed assets, net	402,702
Other assets	253,843
	$ 10,028,843

Note: There are no material differences between the audited computation of net capital and that per the Company's FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CSS, LLC** as of **December 31, 2011**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 1,443,317	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ -	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$ 1,443,317	[3760]
14.	Excess net capital (line 10 less 13)			$ 61,573,307	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 60,851,649	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 21,649,755	[3790]
17.	Add:				
	A. Drafts for immediate credit	-	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	[3810]		
	C. Other unrecorded amounts (List)	-	[3820]	-	[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			-	[3838]
19.	Total aggregate indebtedness			$ 21,649,755	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			34%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			34%	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	-	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ -	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ -	[3760]
25.	Excess net capital (line 10 less 24)	$ -	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	-	[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)	-	[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$ -	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-	[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	-	[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**CSS, LLC**	as of **December 31, 2011**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c303, Exhibit A and Related Notes)

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ -	[4340]		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	-	[4350]		
3.	Monies payable against customers' securities loaned (see Note C)	-	[4360]		
4.	Customers' securities failed to receive (see Note D)	-	[4370]		
5.	Credit balances in firm accounts which are attributable to principal sales to customers	-	[4380]		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	-	[4390]		
7.	**Market value of short security count differences 30 calendar days old	-	[4400]		
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	-	[4410]		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	[4420]		
10.	Other (List)	-	[4425]		
11.	TOTAL CREDITS			$ -	[4430]

DEBIT BALANCES

No.	Item	Amount	Code	Total	Code
12.	Debit balances in customers cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	-	[4440]		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-	[4450]		
14.	Failed to deliver of customers' securities not older than 30 calendar days	-	[4460]		
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F).	-	[4465]		
16.	Other (List)	-	[4469]		
17.	**Aggregate debit items			-	[4470]
18.	**less 3% (for alternative method only -- see Rule 15c3-1 (f) (5) (i))			-	[4471]
19.	**TOTAL 15c3-3 DEBITS			-	[4472]

RESERVE COMPUTATION

No.	Item	Amount	Code
20.	Excess of total debits over total credits (line 19 less line 11)	-	[4480]
21.	Excess of total credits over total debits (line 11 less line 19)	-	[4490]
22.	If computation permitted, on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	-	[4510]
24.	Amount of deposit (or withdrawal) including $ - [4515] value of qualified securities		[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ - [4525] value of qualified securities	-	[4530]
26.	Date of deposit (MMDDYY)	12/31/2011	[4540]

FREQUENCY OF COMPUTATION

OMIT PENNIES

27. Daily ________ [4332] Weekly ________ [4333] Monthly X [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Note: There are no material differences between the audited computation for determination of reserve requirements and that per the Company's unaudited FOCUS report as filed.

BROKER OR DEALER: **CSS, LLC** as of **December 31, 2011**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)--$2,500 capital category as per Rule 15c3-1	No	[4550]
B. (k) (2)(A)--"Special Account for the Exclusive Benefit of customers" maintained	No	[4560]
C. (k) (2)(B)-- All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm51 ________ [4335]	No	[4570]
D. (k) (3)--Exempted by order of the Commission	No	[4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	-	[4586]
A. Number of items	-	[4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	-	[4588]
A. Number of items	-	[4589]
	OMIT PENNIES	

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3

YES ________ [4584] NO X [4585]

NOTES

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action i is required by the Respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B. State separately in respond to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CSS, LLC** as of **December 31, 2011**

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ -	[2110]		
2.	Monies borrowed collateralized by securities carried PAIB	-	[2120]		
3.	Monies payable PAIB securities loaned (see Note 2-PAIB)	-	[2130]		
4.	PAIB securities failed to receive	-	[2140]		
5.	Credit balances in firm accounts which are attributable to principal sales to PAIB	-	[2150]		
6.	Other (List)	-	[2160]		
7.	TOTAL PAIB CREDITS			$ -	[2170]

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of	$ -	[2180]		
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver	-	[2190]		
10.	Failed to deliver PAIB securities not older than 30 calendar days	-	[2200]		
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		[2210]		
12.	Other (List)		[2220]		
13.	TOTAL PAIB DEBITS			$ -	[2230]

RESERVE COMPUTATION

14.	Excess of total PAIB debits over total PAIB credits (line 13 less line 17)	$ -	[2240]
15.	Excess of total PAIB credits over total PAIB debits (line 7 less line 13)	-	[2250]
16.	Excess debits in customer reserve formula computation		[2260]
17.	PAIB Reserve requirement (line 15 less line 16)	-	[2270]
18.	Amount held on deposit in "Reserve Bank Account(s)", including ________ [2275] value of qualified securities, at end of reporting period	-	[2280]
19.	Amount of deposit (or withdrawal) including ________ [2285] value of qualified securities	-	[2290]
20.	New amount in Reserve Bank Account(s) after adding deposit or subtracting ________ [2295] value of qualified securities	$ -	[2300]
21.	Date of deposit (MMDDYY)	12/31/2011	[2310]

FREQUENCY OF COMPUTATION

Daily		[2315]
Weekly		[2320]
Monthly	X	[2330]

Note: There are no material differences between the audited computation for determination of PAIB reserve requirements and that per the Company's unaudited FOCUS report as filed.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**CSS, LLC**	as of **December 31, 2011**

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

A.	Risk-Based Requirement						
	i. Amounts of Customer Risk Maintenance Margin requirement	$	[7415]				
	ii. Enter 8% of line A.i			$	[7425]		
	iii. Amount of Non-Customer Risk Maintenance Margin requirement	$	[7435]				
	iv. Enter 8% of line A.iii			$	[7445]		
	v. Add lines A.ii and A.iv			$	[7455]		
B.	Minimum Dollar Amount Requirement			$ 1,000,000	[7465]		
C.	Other NFA Requirement			$	[7465]		
D.	Minimum CFTC Net Capital Requirement Enter the greater of line A.v or B)					$ 1,000,000	[7490]

Note: If amount on Line C (7490) is greater than minimum net capital requirement computed in Item 3760, then enter this greater amount in Item 3760. The greater of the amount required By SEC or CFTC is the minimum net capital requirement.

CFTC Early Warning Level $ 1,500,000 [7495]

Note: If the Minimum CFTC Net Capital Requirement computed on Line D (7490) is the:

(1) Risk Based Requirement, enter 110% of Line A (7455) or

(2) Minimum Dollar Amount Requirement, enter 150% of Line B (7465) or

(3) Other NFA Requirment, enter 150% of Line C (7475)



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORTON INTERNAL CONTROL

To the Members of
CSS, LLC

In planning and performing our audit of the statement of financial condition of CSS, LLC (the "Company"), as of December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 28, 2012